

Mail Stop 3561

May 15, 2017

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

      Re: Live Nation Entertainment, Inc.
               Form 10-K for the Year Ended December 31, 2016
               File No. 001-32601

Dear Ms. Willard:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Andrew Mew

       For   Melissa Raminpour
               Branch Chief
               Office of Transportation and Leisure